SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                  under the Securities Exchange Act of 1934
                             (Amendment No. 15)

                      Southern Pacific Rail Corporation
                              (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
                       (Title of class of securities)

                                 843584 10 3
                                (CUSIP number)

                          Richard J. Ressler, Esq.
                          Assistant General Counsel
                          Union Pacific Corporation
                   Martin Tower, Eighth and Eaton Avenues
                       Bethlehem, Pennsylvania  18018
                               (610) 861-3200
          (Name, address and telephone number of person authorized
                   to receive notices and communications)

                               with a copy to:

                            Paul T. Schnell, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York  10022
                          Telephone: (212)735-3000


               This Amendment No. 15 amends and supplements the
          Schedule 13D relating to the beneficial ownership by UP Acquisition Corporation ("Purchaser"), a Delaware corpo-ration and a former wholly owned subsidiary of Union Pacific Railroad Company, a Utah corporation ("UPRR") and an indirect wholly owned subsidiary of Union Pacific Corporation, a Utah corporation ("Parent"), UPRR and Parent of shares of Common Stock, par value $.001 per share (the "Shares"), of Southern Pacific Rail Corpora-tion, a Delaware corporation (the "Company").

               Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Tender Offer Statement on
          Schedule 14D-1 filed with the Securities and Exchange Commission by Purchaser, UPRR and Parent or in the Offer to Purchase referred to therein.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RE-
                    LATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

               Parent has entered an Amended and Restated Agree-ment and Plan of Merger, dated as of July 12, 1996 (the "Amended Merger Agreement"), by and among Parent, UPRR, UP Holding Company, Inc., a Utah corporation and a whol-ly owned subsidiary of Parent ("Holding"), Union Pacific Merger Co., a Delaware corporation and a wholly owned subsidiary of Parent ("Mergerco"), and the Company. The Amended Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger, dated as of August 3, 1995, as amended (the "Original Merger Agree-ment"), by and among the Company, Parent, UPRR and the Purchaser, that was approved and adopted by the Company's stockholders at a special meeting of the Company's stockholders on January 17, 1996. The Origi-nal Merger Agreement shall remain in effect, and the Amended Merger Agreement shall not be effective, until receipt of approval of the Amended Merger Agreement by the Company's stockholders at a special meeting sched-uled to be held on August 16, 1996. References herein to "Newco" shall mean either or both of Holding and/or Mergerco, as the context may require. Subject to the satisfaction or waiver (where permissible) of certain conditions, Parent will acquire the Company through the merger of the Company with and into either UPRR (the "Original Merger") or, in the alternative, Newco (the "Alternative Merger" and, in the alternative with the Original Merger, the "Merger"). As a result of the Merger, the separate corporate existence of the Company will cease and either UPRR or Newco, as the case may be, will be the surviving corporation. In the event that all of the conditions to the Alternative Merger and the Original Merger are satisfied, Parent and the Company, at the sole election of Parent, will consummate either the Alternative Merger or the Original Merger; provided, however, that in the event that the conditions to the Alternative Merger are not satisfied but the conditions to the Original Merger are satisfied, the Original Merg-er, previously approved by the Company's stockholders at the Special Meeting of Stockholders of the Company held on January 17, 1996, would be consummated. Because Holding became a party to the Amended Merger Agreement, Holding has become a filing party hereto.

               The reason for the alternative structure is to maximize, on a tax-efficient basis, Parent's flexibility after the Merger in achieving additional service im-provements and operating efficiencies while maintaining the same tax consequences to the Company's stockholders. The changes made by the Amended Merger Agreement will have no substantive impact on the stockholders of the Company. A copy of the Amended Merger Agreement is filed herewith as Exhibit (c)(10) and is incorporated herein by reference.

               In connection with the Amended Merger Agreement, the parties to the Ancillary Agreements entered into amended and restated agreements in order to give effect to the changes made to the Original Merger Agreement by the Amended Merger Agreement. No substantive changes were made to the Ancillary Agreements. Copies of the amended Ancillary Agreements are filed herewith as Ex-hibits (c)(11) through (c)(17) and are incorporated herein by reference.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (c)(10) Amended and Restated Agreement and Plan of Merger, dated as of July 12, 1996, by and among Parent, UPRR, Holding, Mergerco. and the Company (incorporated by reference to An-nex B to the Joint Proxy Statement/Prospectus included in Post-Effective Amendment No. 2 to Parent's Registration Statement on Form S-4 filed with the Securities and Exchange Commis-sion on July 16, 1996 (the "Form S-4")).

          (c)(11) Amended and Restated Anschutz Shareholders Agreement, dated as of July 12, 1996, (incor-porated by reference to Annex D to the Joint Proxy Statement/Prospectus included in the Form S-4).

          (c)(12) Amended and Restated MSLEF Shareholder Agree-ment, dated as of July 12, 1996, (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus included in the Form S-
                    4).

          (c)(13) Amended and Restated UP Shareholder Agreement, dated as of July 12, 1996, (incorporated by reference to Annex F to the Joint Proxy State-ment/Prospectus included in the Form S-4).

          (c)(14) Amended and Restated Anschutz/Resources Share-holder Agreement, dated as of July 12, 1996, (incorporated by reference to Annex G to the Joint Proxy Statement/Prospectus included in the Form S-4).

          (c)(15) Amended and Restated Anschutz/UP Registration Rights Agreement, dated as of July 12, 1996, (incorporated by reference to Annex H to the Joint Proxy Statement/Prospectus included in the Form S-4).

          (c)(16) Amended and Restated Anschutz/Resources Regis-tration Rights Agreement, dated as of July 12, 1996, (incorporated by reference to Annex I to the Joint Proxy Statement/Prospectus included in the Form S-4).

          (c)(17) Amended and Restated UP Acquisition/SP Regis-tration Rights Agreement, dated as of July 12, 1996, (incorporated by reference to Annex J to the Joint Proxy Statement/Prospectus included in the Form S-4).


                                  SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, com-plete and correct.

          Dated:  July 19, 1996         UNION PACIFIC CORPORATION

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Senior Vice President-Law


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  July 19, 1996         UNION PACIFIC RAILROAD COMPANY

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Vice President and
                                               General Counsel


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  July 19, 1996         UNION PACIFIC MERGER CO

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Vice President



                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  July 19, 1996         UP HOLDING COMPANY, INC.

                                   By:  /s/ Carl W. von Bernuth
                                       Name:  Carl W. von Bernuth
                                       Title: Vice President